Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
CF Industries Holdings, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-127422 and 333-158672) and Form S-3 (Nos. 333-166079 and 333-165143) of CF Industries Holdings, Inc. (the Company) of our reports dated February 25, 2011, with respect to the consolidated balance sheets of CF Industries Holdings, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2010, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of CF Industries Holdings, Inc.

/s/KPMG LLP

Chicago, Illinois
February 25, 2011